[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet,
Hyderabad — 500 016, India.
Tel : 91 40 373 1946
Fax : 91 40 373 1955
www.drreddys.com
April 14, 2006
Amy Bruckner,
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited
Form 20-F for fiscal year ended March 31, 2005
Letter from Securities and Exchange Commission dated March 30, 2006
File No. 001-15182
Dear Ms. Bruckner:
This letter is sent to you in reference to your letter dated March 30, 2006 requesting information and certain clarifications in connection with the Dr. Reddy’s Laboratories Limited Form 20-F for the fiscal year ended March 31, 2005. In your letter, you requested that our reply be submitted within ten (10) business days.
As you are aware, we contacted you within ten (10) business days to arrange for a telephone conference call. We look forward to rescheduling as soon as possible the conference call that we had previously scheduled for today. We would like to inform you that we are in the process of compiling a detailed reply to each of the clarifications sought in your letter, and anticipate that we will be in a position to provide a response within two (2) business days of the rescheduled conference call.
Respectfully submitted,
Dr. Reddy’s Laboratories Limited

By:	/s/ V. Viswanath
V. Viswanath
Company Secretary